UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2026

Imricor Medical Systems, Inc.
400 Gateway Blvd.
Burnsville, Minnesota

Re: Imricor Medical Systems, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Exhibit Nos. 10.21 and 10.22.
Filed May 15, 2026
File No. 000-56826

Dear Steven Wedan:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance